March 17, 2023

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 1, LLC Amendment No. 3 to Offering Statement on Form 1-A Filed March 1, 2023 File No. 024-12098

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 1, LLC (the “Company”) Amendment No. 4 (“Amendment No. 4”) to the above-referenced offering statement on Form 1-A originally filed on December 13, 2022, as amended by Amendment No. 1 filed on January 23, 2023, Amendment No. 2 filed on February 10, 2023 and Amendment No. 3 filed on March 1, 2023 (together, the “Form 1-A”). Amendment No. 4 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated March 10, 2023. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 3 to Offering Statement on Form 1-A

General

1.

Comment: We note the organizational and capital structure charts on pages 4 and 5. We also note that you have only filed the Operating Agreement for Masterworks Vault 1, LLC. However, we also note that each series will be issued SPC Ordinary Shares and that a Masterworks entity will be issued SPC Preferred Shares and that Masterworks Cayman SPC will own and hold the artwork. Please file all material and related-party agreements related to the SPC Ordinary Shares, SPC Preferred Shares and the owning and holding of the artwork. Refer to Item 17.6.(b) of Part III of Form 1-A.

Response: In response to the Staff’s comment, the Company has filed all relevant agreements related to the SPC Ordinary Shares, SPC Preferred Shares and the owning and holding of the artwork as Exhibits 6.1, 6.2 and 6.3 to the Form 1-A.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 1, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein General Counsel and Secretary

cc:	Donald Field/U.S. Securities and Exchange Commission
Taylor Beech/U.S. Securities and Exchange Commission